                                 SCHEDULE 13E-4

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ISSUER TENDER OFFER STATEMENT

     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          U.S. Office Products Company
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                                (Name of Issuer)

                      (Name of Person(s) Filing Statement)

                 5 1/2% Convertible Subordinated Notes due 2003
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                         (Title of Class of Securities)

                                  912 325 AB 3

                                  912 325 AD 9
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                     (CUSIP Number of Class of Securities)

                                 Thomas Morgan
                     President and Chief Executive Officer
                          U.S. Office Products Company
               1025 Thomas Jefferson Street, N.W.--Suite 600 East
                             Washington, D.C. 20007
                                 (202) 339-6700
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

            George P. Stamas, Esq.                           Mark D. Director, Esq.
          Wilmer, Cutler & Pickering                Executive Vice President--Administration,
              2445 M Street, N.W.                         General Counsel and Secretary
            Washington, D.C. 20037                        U.S. Office Products Company
                (202) 663-6000                         1025 Thomas Jefferson Street, N.W.
                                                                 Suite 600 East
                                                             Washington, D.C. 20007
                                                                 (202) 339-6700

                                  May 5, 1998
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           Calculation of Filing Fee
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Transaction Valuation $217,350,000 *                Amount of Filing Fee $43,470

------------------------

* Assumes purchase of $230,000,000 in aggregate principal amount of Notes at 94.5% of the principal amount of such Notes.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid $____________________________________________________
    Form or Registration No.____________________________________________________
    Filing Party________________________________________________________________
    Date Filed__________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

    (a) The issuer is U.S. Office Products Company, a Delaware corporation (the "Company"). The address of its principal executive office is 1025 Thomas Jefferson Street, N.W., Suite 600 East, Washington, D.C. 20007.

    (b) The securities which are the subject of the Offer are the 5 1/2% Convertible Subordinated Notes due 2003 (the "Notes") of the Company. As of May 1, 1998, there was $230,000,000 aggregate principal amount of Notes outstanding. The Offer is for any and all Notes, in authorized denominations or integral multiples thereof, at 94.5% of the principal amount of the Notes, plus accrued and unpaid interest up to, but not including, the date of payment for the Notes by the Company. To the best knowledge of the Company, no Notes are being purchased from any officer, director or affiliate of the Company.

    (c) The information set forth in the Offer to Purchase dated May 5, 1998 (the "Offer to Purchase") filed as Exhibit (a)(i) hereto, under the caption "Market and Trading Information" is incorporated herein by reference.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in the Offer to Purchase under the caption "Source and Amount of Funds" is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase under the caption "Source and Amount of Funds" and in Annex A to the Offer to Purchase under the caption "The Strategic Restructuring Plan-- Financing Transactions" in Annex A thereto is incorporated herein by reference. No plans or arrangements to finance or repay such borrowings have been made.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    The information set forth in the Offer to Purchase under the caption "The Offer--Purposes of the Offer" is incorporated herein by reference. Upon completion of the Offer, the Company plans to cancel and retire all of the Notes purchased by the Company.

    (a)-(g) The information set forth in the Offer to Purchase under the captions "Summary -- The Strategic Restructuring Plan" and in Annex A to the Offer to Purchase under the caption "The Strategic Restructuring Plan" is incorporated herein by reference.

    (h)-(j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Summary--The Strategic Restructuring Plan" and "The Strategic Restructuring Plan" in Annex A to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Offer to Purchase under the captions "The Dealer Manager," "Depositary and Information Agent," "Fees and Expenses" and "Miscellaneous" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION

    (a)-(b) The information set forth in "Index to Financial Statements" in the Offer to Purchase is incorported herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

    (a) None.

    (b) Other than compliance with applicable requirements of federal and state securities laws, U.S. Office Products Company is not aware of any U.S. federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the Offer.

    (c) Not applicable.

    (d) None.

    (e) Reference is hereby made to the exhibits hereto, including the Offer to Purchase, which are incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)  (i)  Offer to Purchase dated May 5, 1998.

       (ii)  Letter of Transmittal.

       (iii) Notice of Guaranteed Delivery.

       (iv) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

       (v) Letter from BancAmerica Robertson Stephens to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

       (vi)  Offer to Purchase dated May 5, 1998 (related to the Offshore
             Offer).

       (vii) Letter of Transmittal (related to the Offshore Offer).

       (viii) Notice of Guaranteed Delivery (related to the Offshore Offer).

       (ix) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (related to Offshore Offer).

       (x) Letter from BA Robertson Stephens International Limited to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (related to the Offshore Offer).

       (xi) Form of proposed advertisement to be printed in the Luxemburger Wort on May 5, 1998.

       (xii) Form of Press Release dated May 5, 1998.

    (b) Commitment Letter dated March 24, 1998 from The Chase Manhattan Bank, Chase Securities Inc., Bankers Trust Company, BT Alex.Brown Incorporated, Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated to U.S. Office Products Company, as amended April 22, 1998.

    (c) (i) Agreement dated as of January 13, 1998 between U.S. Office Products Company and Jonathan J. Ledecky (to be filed by amendment).

       (ii) Investment Agreement dated as of January 12, 1998 between U.S. Office Products Company and CDR-PC Acquisition, L.L.C., as amended February 3, 1998.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                U.S. OFFICE PRODUCTS COMPANY

                                By:               /s/ DONALD PLATT
                                     -----------------------------------------
                                                    Donald Platt
                                         EXECUTIVE VICE PRESIDENT AND CHIEF
                                                 FINANCIAL OFFICER

Dated: May 5, 1998

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